NO ACT

DC
PE
12-20-07

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

08040682

Received SEC
FEB 21 2008
Washington, DC 20549

February 21, 2008

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/21/2008

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, RM VC54S440
Basking Ridge, NJ 07920

Re: Verizon Communications Inc.
Incoming letter dated December 20, 2007

Dear Ms. Weber:

This is in response to your letters dated December 20, 2007, January 28, 2008, February 6, 2008, and February 12, 2008 concerning the shareholder proposal submitted to Verizon by the Communications Workers of America General Fund. We also have received letters on the proponent's behalf dated January 17, 2008, January 31, 2008, February 8, 2008, and February 15, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
FEB 28 2008
THOMSON
FINANCIAL

Enclosures

cc: Frederick B. Wade
Attorney at Law
Suite 740
122 West Washington Avenue
Madison, WI 53703

Mary Louise Weber
Assistant General Counsel

RECEIVED
2007 DEC 26 PM 4:16
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

December 20, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2008 Annual Meeting Shareholder Proposal of Communications Workers of America General Fund

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Verizon has received a shareholder proposal and supporting statement (the "CWA Proposal") from Communication Workers of America General Fund (the "Proponent") for inclusion in the proxy materials to be distributed by Verizon in connection with its 2008 annual meeting of shareholders (the "2008 proxy materials"). A copy of the CWA Proposal is attached as Exhibit A. For the reasons stated below, Verizon intends to omit the CWA Proposal from its 2008 proxy materials. Pursuant to Rule 14a-8(j)(2), enclosed are six copies of this letter and the accompanying attachments. A copy of this letter is also being sent to the Proponent as notice of Verizon's intent to omit the CWA Proposal from Verizon's 2008 proxy materials.

I. Introduction.

Verizon received the CWA Proposal by facsimile transmission on November 20, 2007. The CWA Proposal states:

Resolved, the shareholders request that the Board of Directors take the steps necessary to adopt a new policy for the compensation of the senior executives named in the proxy statement, which would incorporate the following criteria for future awards of short and long term incentive compensation:

(1) that maximum target awards shall not exceed 100% of base salary for short term incentive compensation and 200% of base salary for long term incentive compensation;

(2) that no award of long term incentive compensation shall be made or paid unless the Company's Total Shareholder Return ("TSR"), defined as change in share price plus dividends reinvested, exceeds the mean or median TSR of the Industry Peer group selected for the relevant period of time; and

(3) that all long term incentive awards shall be computed as a percentage of the maximum target award, with the percentage determined by dividing the mean or median TSR of the Industry Peer group into the mean or median TSR of the Company for the relevant period of time.

This proposal contemplates that the new policy will not abrogate any existing employment agreement or affect any compensation that has already been paid or awarded pursuant existing compensation policies.

In July of 2007, prior to receiving the CWA Proposal, Verizon received a shareholder proposal and supporting statement (the "Davis Proposal") from Evelyn Y. Davis. A copy of the Davis Proposal is attached as Exhibit B. The Davis Proposal reads as follows:

RESOLVED: "That the Board of Directors take the necessary steps so that NO future NEW stock options are awarded to senior executive officers, nor that any current stock options are repriced or renewed (unless there was a contract to do so on some)."

Verizon believes that the CWA Proposal may be properly omitted from its 2008 proxy materials (1) under Rule 14a-8(i)(11) because it substantially duplicates a previously received proposal (the Davis Proposal) that will be included in Verizon's 2008 proxy materials; and (2) under Rule 14a-8(i)(3) because the resolution contained in the CWA Proposal is vague and indefinite and, therefore, materially false and misleading in violation of Rule 14a-9.

Verizon respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action against Verizon if Verizon omits the CWA Proposal in its entirety from its 2008 proxy materials.

II. Bases for Excluding the CWA Proposal.

A. The CWA Proposal May be Excluded from Verizon's 2008 Proxy Materials Pursuant to Rule 14a-8(i)(11) Because It Substantially Duplicates the Davis Proposal

Rule 14a-8(i)(11) provides that a proposal may be omitted from a company's proxy materials "[i]f the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." Verizon believes that the CWA Proposal substantially duplicates the Davis Proposal, which Verizon received over four months prior to receiving the CWA Proposal and which will be included in the 2008 proxy materials.

In considering whether proposals are substantially duplicative, the Staff has consistently taken the position that proposals do not have to be identical in their terms and scope to be excluded under Rule 14a-8(i)(11). Rather, the Staff has considered whether the principal thrust or focus of the proposals is the same. If so, the Staff has permitted the omission of proposals that differ somewhat as to terms and scope. *Abbott Laboratories* (February 4, 2004) (proposal urging the adoption of a "Commonsense Executive Compensation Program," requiring (1) performance measures for all components of executive compensation, (2) caps on the chief executive officer's salary, as well as the annual bonuses and equity grants for executive officers, (3) equity grants of restricted shares with at least a three year vesting requirement as opposed to stock options and (4) all shares awarded under the program be held for the duration of employment, substantially duplicates a prior proposal seeking adoption of a policy prohibiting future stock option grants to executive officers). In *Abbott Laboratories, supra,* the "Commonsense Executive Compensation Program" proposal that was excluded from the proxy materials was far broader in scope and more defined in its terms than the previously submitted proposal. It not only sought limitations on the incentive compensation of executive officers (the focus of the prior proposal), but also sought salary caps and stock ownership requirements. Despite these differences, the Staff agreed that it substantially duplicated the previously submitted proposal because the principal thrust and focus of both proposals was the same: imposing limits on executive compensation. Similarly, while the CWA Proposal differs in scope from the Davis Proposal in how it seeks to limit the incentive compensation of Verizon executives, the principal thrust and focus of both proposals is the same: imposing limits on incentive compensation.

See also:

- *Verizon Communications Inc.* (February 20, 2007) (proposal that significant portion of stock options be performance-based substantially duplicates a prior proposal seeking policy of prohibiting stock options);

- *Merck & Co., Inc.* (January 10, 2006) (excluding the same proposal as Verizon cited above on substantially similar arguments);

- *Constellation Energy Group, Inc.* (February 19, 2004) (proposal requesting performance and time-based restricted stock grants for senior executives in lieu of stock options substantially duplicates a prior proposal seeking adoption of a "Commonsense Executive Compensation" program);

- *Seibel Systems, Inc.* (April 15, 2003)) (proposal urging use of performance-based options substantially duplicates a prior proposal requesting a policy defining portions of equity to be provided to employees and executives, requiring performance criteria for options, and holding periods for shares received);

- *General Electric Company* (January 22, 2003) (proposal requesting a report considering freezing executive salaries during layoffs, setting a ceiling on ratio of pay of executive officers to lowest paid employees, and seeking shareholder approval for executive severance exceeding two times salary substantially duplicates a prior proposal requesting report comparing compensation of top executives and lowest paid workers).;

- *Centerior Energy Corporation* (February 27, 1995) (three separate proposals seeking to (1) freeze executive compensation; (2) reduce management size, reduce executive compensation and eliminate bonuses; and (3) freeze annual salaries and eliminate bonuses were all substantially duplicative of a prior proposal to place a ceiling on executive compensation, tie executive compensation to performance and cease granting stock options); and

- *Pacific Telesis Group* (February 1, 1993) (proposal that incentive compensation should be tied to the company's performance substantially duplicates a prior proposal to eliminate incentive compensation for executive officers).

For the foregoing reasons, Verizon believes that the CWA Proposal may be omitted from its 2008 proxy materials pursuant to Rule 14a-8(i)(11).

B. The CWA Proposal May be Excluded Pursuant to Rule 14a-8(i)(3), Because It is Vague and Indefinite and, thus, Materially False and Misleading in Violation of Rule 14a-9

Verizon also believes that the CWA Proposal may be properly excluded under Rule 14a-8(i)(3). Rule 14a-8(i)(3) permits a company to omit a shareholder proposal and the related supporting statement from its proxy materials if such "proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that a proposal will violate Rule 14a-8(i)(3) when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Division of Corporation Finance Staff Legal Bulletin No. 14B (September 15, 2004).

The Staff has regularly concurred with the exclusion of shareholder proposals concerning executive compensation under Rule 14a-8(i)(3) where aspects of the proposals created ambiguities that resulted in the proposals being vague or indefinite. In particular, the Staff has allowed exclusion of proposals relating to executive compensation that failed to define key terms or otherwise provide guidance on how the proposal would be implemented. See, for example:

- *Prudential Financial, Inc.* (February 16, 2007) (proposal urging Board to seek shareholder approval for "senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" failed to define critical terms and was subject to differing interpretations);

- *General Electric Company* (February 5, 2003) (proposal urging the Board "to seek shareholder approval of all compensation for Senior Executives and Board members not to exceed 25 times the average wage of hourly working employees" failed to define critical terms or otherwise provide guidance on how it would be implemented);

- *General Electric Company* (January 23, 2003) (proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors" failed to define the critical term "benefits" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal);

- *Eastman Kodak Company* (March 3, 2003) (proposal seeking to cap executive salaries at $1 million "to include bonus, perks and stock options" failed to define various terms, including "perks," and gave no indication of how options were to be valued);

- *PepsiCo Inc.* (February 18, 2003) (excluding the same proposal as Eastman Kodak cited above on substantially similar arguments);

- *Woodward Governor Co.* (November 26, 2003) (proposal sought to implement "a policy for compensation of executives... based on stock growth" and included a specific formula for calculating that compensation, but did not specify whether it addressed all executive compensation or merely stock-based compensation);

- *International Machines Business Corp.* (February 2, 2005) (proposal that "the officers and directors responsible" for IBM's reduced dividend have their "pay reduced to the level prevailing in 1993" was impermissibly vague and indefinite); and

- *Pfizer Inc.* (February 18, 2003) (proposal that board "shall make all stock options to management and board of directors at no less than the highest stock price," and that the stock options contain a buyback provision was impermissibly vague and indefinite).

The Staff also has consistently concluded that a proposal may be excluded where the meaning and application of terms or standards under the proposals "may be subject to differing interpretations." See, e.g., *Berkshire Hathaway Inc.* (March 2, 2007) (permitting exclusion of a proposal restricting Berkshire from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order because proposal does not adequately disclose to shareholders the extent to which proposal would operate to bar investment in all foreign corporations); *Exxon Corporation* (January 29, 1992) (permitting exclusion of a proposal regarding board member criteria because vague terms were subject to differing interpretations); and *Fuqua Industries Inc.* (March 12, 1991) ("meaning and application of terms and conditions ...in proposal would have to be made without guidance from the proposal and would be subject to differing interpretation"). In *Fuqua Industries, Inc. supra*, the Staff expressed its belief that "the proposal may be misleading because any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc., supra*.

Like the proposals in the precedents cited above, the CWA Proposal is impermissibly vague and indefinite because it fails to define key terms or otherwise provide guidance on how the CWA Proposal would be implemented if adopted by Verizon's Board of Directors. The CWA Proposal requests that the Board establish three separate critieria with respect to the maximum targets and pay-out levels of future awards of short-term and long-term incentive compensation for senior executives. As explained below, the formulas contained in the criteria are not adequately defined and the criteria are internally inconsistent. As a result of these deficiencies, the shareholders cannot know with any reasonable certainty what they are being asked to approve.

The CWA Proposal provides that "no award of long term incentive compensation shall be made or paid unless the Company's Total Shareholder Return ("TSR")... exceeds the mean or median TSR of the *Industry Peer group selected for the relevant period of time."* [emphasis added]. Neither the resolution nor the supporting statement contained in the CWA Proposal gives any indication as to which companies should be included in the "Industry Peer group" or what "relevant period of time" should be used when making the computations that determine the long-term incentive awards. The ambiguities and uncertainties presented by the failure to define these critical terms include following:

- Failure to define or provide parameters as to which companies are included in the "Industry Peer group" There is a wide range of possibilities as to the number and type of companies that could be included in the "Industry Peer group" that is to be used as a benchmark. The inclusion or exclusion of specific companies could significantly affect the mean or median TSR of the group and could be the determining factor in whether or not an incentive award is paid. The inclusion or exclusion of specific companies in the Industry Peer group could also have a significant impact on the size of an award. Shareholders cannot adequately evaluate the relative merits of the threshold (Verizon TSR must exceed mean or median of a benchmark "Industry Peer group") without knowing what the benchmark is. The fact that the Commission deems this to be material information to the evaluation of an executive compensation program is evidenced by Item 402(b)(2) of Regulation S-K, which provides examples of material information to be disclosed in the Compensation Discussion and Analysis. The example offered in paragraph (xiv) suggests that material information includes: "Whether the registrant engaged in any benchmarking of total compensation, or any material element of compensation, *identifying the benchmark and, if applicable, its components (including component companies.)*" [emphasis added]

- Failure to define or provide parameters for the "relevant time period" Again, the particular time period chosen for measuring the Company's TSR can significantly affect the mean or median TSR used as a benchmark. While shareholders voting on the proposal could reasonably assume that the "relevant period of time" should be one year, the Board could just as reasonably assume that it should be three years, five years or some other time period, leading to very different results. Like the selection of companies to be included in a benchmark, the "relevant time period" is a critical component and would also be considered material information under Item 402(b)(2) of Regulation S-K.

With respect to a long term incentive award, the CWA Proposal specifies (1) a maximum target award (200% of base salary) (2) a threshold level for payment of an award (Verizon's TSR must exceed the "mean or median" TSR of the Industry Peer group); and (3) the following formula for computation of a long term incentive award: "all long term incentive awards shall be computed *as a percentage of the maximum target award, with the percentage determined by dividing the mean or median TSR of the Industry Peer group into the mean or median TSR of the Company for the relevant period of time.*" The prescribed threshold level for payment and the formula for computation of the award are fatally deficient in several respects.

- The mean TSR of the Industry Peer group is the arithmetic average of the TSRs of the companies in the group, while the median TSR is the TSR of the company that is at the midpoint of the group. Thus, depending on the size of the group and the relative performance of the individual companies, mean and median

TSR can be significantly different benchmarks. However, the CWA Proposal provides no guidance on whether or how that benchmark should be selected for purposes of the threshold and the formula. For example, would the Board have discretion in selecting the mean or median TSR, and must the selection of one or the other be consistent from year to year? Should the Board select the greater or lesser of the mean or median TSR each year and, if so, must that selection be consistent from year to year?

- Verizon's TSR for any given time period is always a precise number and can never be a "mean or median." Accordingly, the use of "mean or median" to refer to Verizon's TSR is false and misleading.

- As shown below, applying the CWA Proposal's formula to varying hypothetical TSRs produces results that are in all instances inconsistent with the CWA Proposal's provisions for a maximum award and a threshold level.

Industry Peer group TSR	Verizon TSR	CWA Proposal formula	Calculated award as % of maximum target award
15%	17%	17/15	113.33%
12%	10%	10/12	83.33%
8%	8%	1/1	100%

Thus, where the Verizon TSR exceeds the Industry Peer group TSR, the formula will always produce an award that *exceeds* the "maximum target award." However, the CWA Proposal does not appear to permit an award to be in excess of the "maximum" amount. Where the Verizon TSR is equal to or less than the Industry TSR, the formula will always produce an award value, even though the CWA Proposal specifies that no award shall be paid unless the Verizon TSR *exceeds* the Industry Peer group TSR.

Whatever system the CWA Proposal may intend to apply to determining long-term incentive compensation awards fails under the stated formula and produces an internally inconsistent result. Accordingly, neither the shareholders voting on the proposal, nor the Board of Directors in implementing the Proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

III. Conclusion.

Verizon believes that the CWA Proposal may be omitted from its 2008 proxy materials (1) under Rule 14a-8(i)(11) because it substantially duplicates the Davis Proposal, which will appear in Verizon's 2008 proxy materials, and (2) under Rule 14a-8(i)(3) because the CWA Proposal is vague and indefinite and, thus, materially false and misleading in violation of Rule 14a-9. Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the CWA Proposal in its entirety from Verizon's 2008 proxy materials.

Verizon requests that the Staff fax a copy of its determination of this matter to the undersigned at (908) 696-2068 and to the Proponent at (202) 434-1201.

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope. If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Mr. Tony Daley
Research Economist
Communications Workers of America
501 3rd Street, N.W.
Washington, D.C. 20001

EXHIBIT "A"

FAX TRANSMISSION

COMMUNICATIONS WORKERS OF AMERICA
501 3rd Street, NW
Washington, DC 20001
(202) 434-9515
Fax: (202) 434-1201

To: Marianne Drost Date: 11/20/07

Fax#: 908-766-3813 Pages: 4, including this cover sheet

From: Tony Daley
Research Economist

Subject: Submission of Shareholder Proposal

COMMENTS: CWA General Fund

Communications Workers of America
AFL-CIO, CLC

501 Third Street, N.W.
Washington, D.C. 20001-2797
202/434-1100

VIA Fax & Courier Service

November 20, 2007

Ms. Marianne Drost
Senior Vice President, Deputy General Counsel and Corporate Secretary
Verizon Communications, Inc.
1095 Avenue of the Americas, Room 3877
New York, NY 10036

Dear Ms. Drost:

Re: Submission of Shareholder Proposal

On behalf of the Communications Workers of America General Fund ("Fund"), we hereby submit the enclosed Shareholder Proposal ("Proposal") for inclusion in the Verizon Communications, Inc. ("Verizon") proxy statement to be circulated to Corporation shareholders in conjunction with the next annual meeting of shareholders in 2008. The Proposal is submitted under Rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is a beneficial holder of Verizon common stock with market value in excess of $2,000 held continuously for more than a year prior to this date of submission.

The Fund intends to continue to own Verizon common stock through the date of Verizon's 2008 annual meeting. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of stockholders. Please direct all communications regarding this matter to Mr. Tony Daley, CWA Research Department, at 202-434-9515.

Sincerely,

George Kohl
Senior Director

Enclosures

Shareholder Proposal

Resolved, the shareholders request that the Board of Directors take the steps necessary to adopt a new policy for the compensation of the senior executives named in the proxy statement, which would incorporate the following criteria for future awards of short and long term incentive compensation:

(1) that maximum target awards shall not exceed 100% of base salary for short term incentive compensation and 200% of base salary for long term incentive compensation;

(2) that no award of long term incentive compensation shall be made or paid unless the Company's Total Shareholder Return ("TSR"), defined as change in share price plus dividends reinvested, exceeds the mean or median TSR of the Industry Peer group selected for the relevant period of time; and

(3) that all long term incentive awards shall be computed as a percentage of the maximum target award, with the percentage determined by dividing the mean or median TSR of the Industry Peer group into the mean or median TSR of the Company for the relevant period of time.

This proposal contemplates that the new policy will not abrogate any existing employment agreement or affect any compensation that has already been paid or awarded pursuant existing compensation policies.

Supporting Statement

On November 1, 2007, the Board announced it had substantially adopted the shareholder advisory on pay for 2009, essentially implementing the shareholder proposal that received a majority vote at the 2007 annual meeting. Likewise, Verizon acquiesced to greater transparency in the use of compensation consultants.

However, we believe this proposal could help to make our executive compensation policies more rational, transparent and effective.

First, the executive compensation policies set forth in the 2007 proxy statement are based on the premise that senior executives ought to be paid "incentives" of up to nine times base salary (and sometimes even more) in order to motivate them to achieve and exceed specified performance goals. However, if base salary is the yardstick of reasonable compensation for satisfactory performance, it makes no sense to think that anyone could perform at such high multiples of satisfactory performance.

Second, we believe the explanation of incentive pay in the 2007 proxy statement is virtually impossible to understand. While the narrative notes that many factors were considered in determining incentive pay, including "benchmarks," "threshold requirements," "target values," "maximum" opportunities, and "performance multiples," the end result is similar to a character in *Death of a Salesman,* who explained how he became wealthy: "I walked into the jungle, and when I ... walked out ... by God I was rich."

Verizon ranked "in the 54th percentile" in TSR "when compared to the companies in the Industry Peer group" over the "performance cycle that ended in 2005." We believe TSR is the most appropriate measure for determining future awards of short and long term incentive pay, because it would reward performance that is truly exceptional (*i.e.*, exceeding the mean or median TSR of the Industry Peer group) and would make such rewards commensurate with the total return to shareholders.

EXHIBIT "B"

EVELYN Y. DAVIS
Editor
HIGHLIGHTS AND LOWLIGHTS
Watergate Office Building - Suite 215
2600 Virginia Ave., N.W.
Washington, D.C. 20037

CERTIFIED RETURN
RECEIPT REQUESTED

June 25, 2007

6593-5026 (202) 737-7755

No Stock Options Res.(re

(re-send July 19,2007)

Fax to Ivan
212 719 3349

Ivan Seidenberg, CEO
VERIZON,NYC

Dear Ivan:

This is a formal notice to the management of that Mrs. Evelyn Y. Davis, who is the owner of 424 shares of common stock plans to introduce the following resolution at the forthcoming Annual Meeting of 20 08 I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting:

RESOLVED: "That the Board of Directors take the necessary steps so that NO future NEW stock options are awarded to senior executive officers, nor that any current stock options are repriced or renewed (unless there was a contract to do so on some)."

REASONS: "Stock option awards have gotten out of hand in recent years, and some analysts MIGHT inflate earnings estimates, because earnings affect stock prices and stock options."

"There are other ways to "reward" senior executive officers, including giving them actual STOCK instead of options.

"Recent scandals involving CERTAIN financial institutions have pointed out how analysts can manipulate earnings estimates and stock prices." Last year theowners of....*shares, representing approximately 9% of shares voting, voted FOR my similar resolutio

"If you AGREE, please vote YOUR proxy FOR this resolution."

Sincerely,

.....*Please fill in correct figure Mrs. Evelyn Y. Davis

CC: SEC in D.C.
Ivan Please Acknowledge receipt YOURSELF.

Frederick B. Wade
ATTORNEY AT LAW

FAX (608) 255-3358
SUITE 740
122 WEST WASHINGTON AVENUE
MADISON, WISCONSIN 53703
Phone (608) 255-5111

January 17, 2008

By Express Mail and Electronic
Mail (cfletters@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request of Verizon for a No-Action Letter With Respect to the Shareholder Proposal of the Communications Workers of America General Fund

Ladies and Gentlemen:

I. Introduction and Terms of the Proposal

This letter is submitted in response to the claim of Verizon Communications Inc. ("Verizon"), by letter dated December 20, 2007, that it may exclude the shareholder proposal of the Communications Workers of America General Fund ("the Fund") from its 2008 proxy materials under Commission Rules 14a-8(i)(3) and 14a-8(i)(11). The Proposal asks "that the Board of Directors take the steps necessary to adopt a new policy for the compensation of the senior executives named in the proxy statement, which would incorporate the following criteria for future awards of short and long term incentive compensation:

> (1) that maximum target awards shall not exceed 100% of base salary for short term incentive compensation and 200% of base salary for long term incentive compensation;
>
> (2) that no award of long term incentive compensation shall be made or paid unless the Company's Total Shareholder Return

("TSR"), defined as change in share price plus dividends reinvested, exceeds the mean or median TSR of the Industry Peer Group selected for the relevant period of time; and

(3) that all long term incentive awards shall be computed as a percentage of the maximum target award, with the percentage determined by dividing the mean or median TSR of the Industry Peer group into the mean or median TSR of the Company for the relevant period of time.

II. Background

The Proposal calls for changes in policy with respect to the "Verizon Short Term Incentive Plan" ("STIP") and the "Verizon Long Term Incentive Plan" ("LTIP"), which are described in detail at pp. 26-30 of the Company's 2007 proxy statement. The Proposal was designed, as stated in the Supporting Statement, with a view toward making Verizon's "executive compensation policies more rational, transparent and effective."

The Supporting Statement indicates that the Proposal is needed, because "the explanation of incentive pay in the 2007 proxy statement is virtually impossible to understand." There are so many variables involved, and the exercise of discretion by the Human Resources Committee with respect to the different variables is so opaque, that the end result is no explanation at all.

In 2006, for example, Ivan Seidenberg, the Chairman and CEO of Verizon, had a base salary of $2.1 million. According to the 2007 proxy statement, his annual STIP compensation amounted to an additional $4.25 million, or 187% of base salary (pp. 38-39), and his opportunity for additional LTIP compensation (payable in 2009) is "two times his target award value of $13.125 million," or about 1,300% of his 2006 base salary (see pp. 29-30). However, while a close reading of the Compensation Committee Report makes clear that Mr.

Seidenberg could ultimately receive incentive payments for 2006 that amount to more than 14 times (1,487%) his base salary for 2006, it does not make clear, even after close review, why those numbers were deemed appropriate. The Supporting Statement makes the point by citing the comment of a character in Death of a Salesman, who explained how he became a wealthy man: "I walked into the jungle, and when . . . I walked out . . . by God I was rich."

The Proposal is designed to address this lack of clarity and predictability with respect to incentive compensation by: (1) establishing "maximum target awards" of "100% of base salary for STIP compensation and 200% of base salary for LTIP compensation;" (2) precluding payments of LTIP compensation unless the Company's Total Shareholder Return ("TSR") "exceeds the mean or median TSR" of an "Industry Peer Group"; and (3) permitting LTIP compensation to be paid in a range of up to 200% of base salary. These provisions build on Verizon's existing LTIP, which already bases LTIP compensation, at least in part, "on Verizon's relative TSR position compared to [a group of] Verizon's Industry Peers" (see 2007 proxy statement, pp. 28-29).

The Proposal is also designed to limit payments of incentive pay that could amount to more than 14 times base salary, as in the case of Mr. Seidenberg. As the Supporting Statement reflects, this focus of the Proposal is based on the premise that, "if base salary is the yardstick of reasonable compensation for satisfactory performance, it makes no sense to think that anyone could [be motivated to] perform at such high multiples of satisfactory performance."

If the proposed policies were effective in 2006, and if the TSR of the Company met or exceeded the mean or median TSR of the Industry Peer Group, it appears that Mr. Seidenberg would have received STIP compensation of $2.1 million, or 100% of his base salary, instead of the $4.25 million that he was actually given. In addition, it appears that Mr. Seidenberg would have the opportunity to earn an additional $4.2 million in LTIP compensation, or 200% of his base salary, instead of the $26.25 million that he could receive as a "total 2006 PSU payout" in 2009 under Verizon's current LTIP (see 2007 proxy statement, p. 29).

III. Threshold Issue: Will the Staff Permit the Proponent to Correct a Defect in Subparagraph 3 of the Proposal?

In Staff Legal Bulletin 14B (Sept. 15, 2004), the Staff reaffirmed its "long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal." The intent was to permit the correction of "minor defects that could be corrected easily."

In this context, Verizon's argument for a no-action letter under Rule 14a-8(i)(3) has revealed a defect in the formula that is prescribed by paragraph 3 of the Proposal (see p. 8). The problem is rooted in the inadvertent omission of the clause, "and dividing by half," which should have appeared at the end of subparagraph 3. The omitted clause would have provided for dividing the result of the initial calculation that is prescribed in subparagraph 3 by half (or 50%), in order to compute the percentage of the maximum target award (up to 200% of base salary) that could be awarded as LTIP compensation.

Verizon's request for a no-action letter presents three examples in a chart (see p. 8), which illustrate the effect of the omission. However, if the additional step of "dividing by half" is taken with respect to each of the calculations presented in the chart, it is evident that the formula would be both reasonable and workable. The relative TSR of 10/12 would result in no award, because the TSR of the Company failed to meet or exceed the Industry Peer Group TSR as required by subparagraph 2. The relative TSR of 1/1 would yield an award of 50% of the maximum award (or 100% of base salary), because the TSR of the Company met, but did not exceed, the TSR of the Industry Peer Group. And the relative TSR of 17/15 would yield an award of 56.6% of the maximum award (or 113.33% of base salary), because the Company TSR exceeded the Industry Peer Group TSR by a small margin.

Under these circumstances, the defect in subparagraph 3 "could be corrected easily" in one of three ways: two by addition, and one by deletion. We believe any one of these three possible corrections could be made without changing the intent and substance of the submitted Proposal.

A. Two Potential Additions

The first option would be the addition of the omitted clause, "and dividing by half," as indicated below by the underlined language at the end of subparagraph 3. As an alternative, the same computational result could be achieved by adding the single word "half," as noted in bold type below. Viewed in context, the two options for correcting subparagraph 3 would read as follows:

> (3) that all long term incentive awards shall be computed as a percentage of the maximum target award, with the percentage determined by dividing **half** the mean or median TSR of the Industry Peer group into the mean or median TSR of the Company for the relevant period of time <u>and dividing by half</u>.

The addition of <u>either</u> the boldface word, <u>or</u> the underlined clause, would provide a formula that is both complete and workable. As a result, either of the changes would make subparagraph 3 capable of operating as a formula that would implement the intent of subparagraphs 1 and 2, by providing for a range of LTIP compensation that would be capped at 200% of base salary.

B. One Potential Deletion

In the absence of either of the potential additions, the formula that is set forth in subparagraph 3 is both unworkable and inconsistent with the substance of the Proposal, as set forth in subparagraphs 1 and 2. The formula is simply incapable of performing its intended function, because, it will always produce a "maximum" LTIP award of 200% of base salary, whenever an executive qualifies for a minimum payout in accord with the terms of subparagraph 2. This fact is illustrated by the relative TSR of 1/1 among the examples that the Verizon letter presents in the chart at p. 8 of its letter.

Subparagraph 3 was intended to provide for a range of LTIP compensation that would be capped at 200% of base salary. That was the raison d'etre for including the formula in the Proposal in the first place. Yet, the defect in the formula means that all LTIP compensation would be paid at the maximum of 200% of base salary. There would be no range of payouts that would be dependent on the relative TSR of Verizon as compared to the mean or median TSR of the Industry Peer Group.

Under these circumstances, the third option for correcting the problem would be the deletion of subparagraph 3 on the ground that the unworkable formula constitutes excess verbiage. If the Staff agrees, the defect "could be corrected," in accord with the policy stated in SLB 14B, by deleting the third subparagraph of the Proposal in its entirety, together with the semi-colon and the word "and" at the end of subparagraph 2.

The proposed deletion would preserve the substance of the Proposal, insofar as it calls for creating a threshold for any award of LTIP compensation, and for creating a range of potential LTIP compensation that would be capped at 200% of base salary. There would be an incidental change in the means for implementing the Proposal, however, because it would be left to the Human Resources Committee, instead of the formula, to determine the precise amount of any LTIP compensation up to the maximum of "200% of base salary."

C. Subpart Summary

For the reasons set forth above, we believe that subparagraph 3 could be revised with either of the two additions set forth above, or deleted in its entirety as excess verbiage. In our view, each of the options set forth above would be consistent with the policy stated in SLB 14B, because they would correct or eliminate the defect in the formula without changing the substance of the Proposal as it was submitted.

IV. The Company's Remaining Arguments Under Rule 14a-8(i)(3) Are Without Merit

Apart from the defect in the formula that is discussed above, there is no merit to Verizon's claim that the Proposal "may be excluded [from its 2008 proxy materials] pursuant to Rule 14a-8(i)(3)" (see p. 4). Contrary to the claims in the Verizon letter (p. 6), we submit that the terms Verizon has challenged are neither vague, nor "impermissibly . . . indefinite."

A. There Is No Merit in the Alleged Failure to Define "Industry Peer Group"

Verizon contends (p. 6) that the Proposal and the Supporting Statement do not provide "any indication as to which companies should be included in the "Industry Peer group" for purposes of determining the TSR of Verizon in relation to the mean or median TSR of its Industry Peers. This argument ignores the disclosures that Verizon has made in its 2007 proxy statement.

The proxy statement makes clear that Verizon already bases LTIP compensation, at least in part, "on Verizon's relative TSR position compared to Verizon's Industry Peers" (see 2007 proxy statement, p. 29). In fact, Verizon engages in an "annual" process of "benchmarking" its total compensation, including both "short and long-term incentive opportunities," against the compensation of its "Industry Peers" (see 2007 proxy statement, p. 25).

These disclosures imply that the Human Resources Committee has an established practice of reviewing the composition of the Industry Peer Group on an annual basis, and that the composition of the Industry Peer Group may change from year to year. In this context, the 2007 proxy statement discloses that, in comparing Verizon's relative TSR to the Industry Peers for purposes of awarding compensation in 2006, the Committee "determined that . . . 12 companies should be included as the Industry Peers" on the basis of "the similarity in certain products and services that they provide" (see 2007 proxy statement, p. 26).

Under these circumstances, we submit that there is no need for the Proposal to define the membership of the "Industry Peer Group" beyond the disclosures that Verizon has presented in its 2007 proxy statement. First, the Proposal does not propose to make any change, either with respect to the established practices that have been used by the Human Resources Committee for determining the membership of Industry Peer Groups in past years, or with respect to the criteria that the proxy statement has disclosed for their inclusion. Second, as noted above, the fact that Verizon "annually benchmarks" its compensation against that of "Industry Peers," indicates that the membership of the Industry Peer Group may change from year to year as the result of mergers, acquisitions, sales of assets, or changes with respect to "the similarity in certain products and services." Accordingly, it was deemed prudent to allow the Human Resources Committee to continue to define the composition of the Industry Peer Group in the future, in the same manner it has exercised its discretion to decide the composition of Industry Peer Groups in the past.

B. There Is No Merit in the Alleged Failure to Define "Relevant Period of Time"

Verizon also contends (pp. 6) that the Proposal and the Supporting Statement do not provide "any indication as to . . . what 'relevant period of time' should be used when making the computations that determine the long-term incentive awards." This claim is also without merit.

Verizon's 2007 proxy statement discloses that the Human Resources Committee determined, for 2006, "that it was appropriate to award both PSU's and RSU's under the [Company's] LTIP, but those "awards" represent nothing more than a "long-term opportunity" earn such awards (see 2007 proxy statement, p. 28). The ultimate payout of LTIP compensation is dependent on "the creation of shareholder value over a three-year period," that is called "a performance cycle" (see 2007 proxy statement, p. 28). Under these circumstances, the proxy statement makes clear that there are two relevant periods of time that the Proposal must account for, depending on whether an "award" is made at the beginning of the three year performance cycle (when it represents nothing more than an "opportunity"), or is made at the end of a performance cycle (when it may result in a "payout") Id.

The Proposal uses the phrase,"relevant period of time," to make the proposed compensation policy applicable to each of the two periods of time that the 2007 proxy statement has defined as "relevant" to the making of LTIP compensation decisions. Under these circumstances, we submit that the use of the phrase is neither vague nor misleading.

The Proposal simply allows the Human Resources Committee of the Board of Directors to continue to exercise its discretion, within the framework of the existing LTIP that Verizon has described in its proxy statement. As a result, it would permit the Committee to may make future "awards" of LTIP compensation, in accord with the criteria prescribed in the Proposal, in the first and last years of a multi-year performance cycle, in the precisely the same manner as the Committee has exercised that discretion in the past.

C. There Is No Merit to Verizon's Arguments Concerning "Mean or Median" TSR

The text of the Proposal explicitly permits a choice between the "mean or median" TSR of the Industry Peer Group, as the "threshold" that would have to be met for awards of LTIP compensation. Despite this unambiguous fact, Verizon makes a conclusory assertion (pp. 7-8) that the Proposal is "deficient."

In this context, Verizon wonders (p. 8) if "the Board would have discretion in selecting the mean or median TSR, and must the selection of one or the other be consistent from year to year." However, the 2007 proxy statement makes clear that the LTIP is administered by the Human Resources Committee of the Board, and not by the Board itself. Accordingly, it would be the Committee, and not the Board, which would choose between the "mean or median" TSR of the Industry Peer Group, unless or until the Board chooses to change the existing decision-making process (see 2007 proxy statement, pp. 28-30). The Proposal does not seek to make any change with respect to that existing decision-making process.

Nor does the Proposal contain any proposal of a policy that would require that "the selection of one or the other be consistent from year to year" (see p. 8). It accepts the fact that the Human Resources Committee engages in a process by which it "annually benchmarks" compensation. Accordingly, as noted above, it accepts the possibility that the Committee need not "be consistent from year to year" in the future, any more or less than it has been required to "be consistent from year to year" in the past.

Company counsel is correct in observing (p. 8) that "Verizon's TSR [as distinguished from the mean or median TSR of the Industry Peer Group] . . . is always a precise number and can never be a 'mean or median.'" However, this observation relates to just one use of the challenged "mean or median" phrase, which appears near the end of subparagraph 3. More importantly, contrary to the argument of Verizon, that observation does not lead to the conclusion that the Proposal is materially "false and misleading" in any respect.

The reference to the "mean or median TSR of the Company" is of no consequence, because it would have no effect whatsoever on the calculation that is called for by the formula in subparagraph 3. The precise TSR of the Company would always be divided by either the mean or the median TSR of the Industry Peer Group. Accordingly, in the one reference to "the mean or median TSR of the Company" that is contained in the Proposal, the "mean or median" phrase is simply excess verbiage that would be of no consequence if the Proposal is adopted and implemented, just as a sequence of DNA may never be expressed because it does not create a workable biological instruction.

Under these circumstances, the single reference to the "mean or median TSR of the Company" is neither materially false nor misleading. However, the Fund is willing to delete the "mean or median" phrase, as it modifies "TSR of the Company," if the Staff will permit the deletion to be made in accord with SLB 14B, or if the Company will permit that deletion in its own right.

V. Verizon Has Failed to Demonstrate That the Proposal Is "Substantially Duplicative" of a Prior Proposal Within the Meaning of Rule 14a-8(i)(11).

Verizon also claims that the Fund Proposal may be omitted from its 2008 proxy materials under Rule 14a-8(i)(11) on the astonishing premise that it "substantially duplicates" a proposal that it received at an earlier date from Evelyn Y. Davis. This claim is devoid of any merit.

A. The Applicable Standard: Whether A Proposal is "Substantially Duplicative"

Rule 14a-8(i)(11) permits a registrant to omit a shareholder proposal from its proxy materials if it is "substantially duplicative of a proposal previously submitted to the registrant by another proponent, which proposal will be included in the registrant's proxy material for the meeting" (emphasis added). The adopting release makes clear that "the purpose of the provision is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other"(emphasis added). See Securities Exchange Act Release No. 34-12999 (1976).

Verizon seems to assert that the applicable test is whether "the principal thrust or focus of the proposals is the same" (See p. 3). However, those words do not reflect the standard that the Commission itself has stated in the text of the Rule and the adopting release.

B. The Instant Proposal Does Not "Duplicate" the Davis Proposal in Any Respect

Verizon makes a conclusory assertion (p. 3) that "the principal thrust and focus" of the Fund proposal and the Davis proposal "is the same: imposing limits on incentive compensation." This argument is simple nonsense.

There is a clear and distinct dichotomy between the two proposals. The Fund Proposal does not make any mention of the subject of stock options. In contrast, the Davis proposal is concerned exclusively with the subject of stock options, and nothing more. It asks that "NO . . . NEW stock options" be awarded to senior executives, and that "NO" existing options be "repriced or renewed." Thus, the Davis proposal asks the Verizon Board to take a very different action than actions that the Fund Proposal is seeking.

The stark dichotomy between the two proposals is confirmed by Verizon's 2007 proxy statement, which provides conclusive evidence that there is no overlap or duplication in the terms of the two proposals. The report of the Human Resources Committee discloses (p. 30) that, "in 2004, the Committee discontinued granting stock options." In addition, the Board of Director's response to a similar proposal, which Ms. Davis submitted in 2007, declares that "the Human Resources Committee of the Board of Directors **has not granted any stock options since 2004 and has no plans to grant stock options in 2007 or in the future"** (emphasis added). Under these circumstances, it is evident that the Fund Proposal has nothing whatsoever to do with the subject of stock options.

In this context, the subject-matter of the Fund Proposal reflects very real and immediate concerns about the Company's administration of the STIP and the LTIP for providing incentives to senior executives. The subject-matter of the Davis proposal is concerned with a chimera, because Verizon has not used stock options since 2007, and has no plans to do so.

In addition, the two proposals are radically different in the policies that they propose. Implementation of the Fund Proposal would do nothing to address or alleviate the concerns about options that are the sole focus of the Davis proposal. Conversely, implementation of the Davis Proposal would do nothing to address or alleviate the concerns that are the focus of the Fund Proposal.

C. Verizon's Reliance on Certain No-Action Letters Is Misplaced

None of the eight no-action letters that Verizon has cited (pp. 3-4) stand for the proposition that a shareholder proposal may be excluded a proxy statement under Rule 14a-

8(i)(11) when, as here, there is no identity or overlap in the subject matter or remedy of that proposal, and the subject matter or remedy of a prior proposal that will be considered at the same meeting of shareholders. In Abbott Laboratories (Feb. 4, 2004), a proposal to replace stock options was "substantially duplicative" of a prior proposal to prohibit stock options. In Verizon Communications Inc. (Feb. 20, 2007), a proposal that 75% of equity awards be performance based was "substantially duplicative" of a prior proposal to base long term compensation on "performance." In Merck (Jan. 10, 2006), a proposal for performance based options was "substantially duplicative" of an earlier version of the Davis proposal to prohibit all options. In Constellation Energy Group (Feb. 19, 2004), a proposal that restricted stock be issued in lieu of stock options was "substantially duplicative" of a substantially identical portion of prior proposal. In Seibel Systems (Apr. 15, 2003), a proposal for performance-based options was "substantially duplicative" of a prior proposal to establish performance criteria for the issuance of options. In General Electric Company (Jan. 22, 2003), a proposal for establishing a maximum ratio of compensation between the highest and lowest paid employees was "substantially duplicative" of a prior proposal for a report that would compare the compensation of the highest and lowest paid employees. In Centerior Energy (Feb. 27, 1995), three proposals for freezing or reducing executive compensation were "substantially duplicative" of a prior proposal to place a ceiling on executive compensation. And finally, in Pacific Telesis (Feb. 1, 1993), a proposal to abolish incentive compensation was "substantially duplicative" of a prior proposal to for performance-based incentive compensation. In sum, each of the cited no-action letters dealt with proposals that overlapped in subject-matter or proposed remedy or both.

In stark contrast to the eight no-action letters noted in the preceding paragraph, there is no identity or overlap whatsoever in the subject-matter and proposed remedies of the Fund Proposal and the Davis proposal. This stark dichotomy is particularly evident in view of the fact that Verizon "**has not granted any stock options since 2004 and has no plans to grant stock options in 2007 or in the future.**"

Under these circumstances, the two proposals are completely independent, self-contained and autonomous. There is no rational basis for the claim that they are "substantially duplicative."

VI. Conclusion

For the reasons set forth above, the Fund respectfully submits that the request for a no-action letter should be denied.

Please do not hesitate to contact me if you should have any questions. I have enclosed six copies of this letter for the staff, and am sending copies to counsel for the company and the proponent.

Sincerely,

Frederick B. Wade

Frederick B. Wade
Counsel for the Proponent

c. Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.

RECEIVED
2008 JAN 29 AM 10: 40
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Mary Louise Weber
Assistant General Counsel

Verizon Communications Inc.
One Verizon Way, VC54S440
Basking Ridge, New Jersey 07920
Phone 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

January 28, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. Supplement to Letter Dated December 20, 2007 Relating to Shareholder Proposal of the Communications Workers of America General Fund

Ladies and Gentlemen:

I refer to my letter dated December 20, 2007 (the "December 20 Letter"), pursuant to which Verizon Communications Inc. ("Verizon") requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with Verizon's view that the shareholder proposal and supporting statement (collectively, the "CWA Proposal") submitted by the Communications Workers of America General Fund (the "Proponent") may properly be omitted from the proxy materials to be distributed by Verizon in connection with its 2008 annual meeting of shareholders (the "2008 proxy materials"). This letter is in response to the letter to the Staff by the Proponent's counsel, Frederick B. Wade, dated January 17, 2008 (the "January 17 Letter"), and supplements the December 20 Letter. In accordance with Rule 14a-8(j), a copy of this letter is also being sent to the Proponent and the Proponent's counsel.

I. The Defects in the CWA Proposal Acknowledged in the January 17 Letter Are Not "Minor Defects," the "Corrected" CWA Proposal is Fundamentally and Materially Changed from the Original CWA Proposal and, Even as "Corrected," the CWA Proposal Remains Materially False and Misleading in Violation of Rule 14a-9.

The January 17 Letter willingly acknowledges numerous defects in the CWA Proposal. The defects render the CWA Proposal vague, indefinite and internally inconsistent and, thus, materially false and misleading in violation of Rule 14a-9. The defects are not minor or inconsequential. The proposed revisions are not understandable and, in their own right, remain vague, indefinite and internally inconsistent.

It takes a full three pages of the January 17 Letter (pages 4 through 6) for Proponent's counsel to describe one of the major defects and attempt to explain the proposed remedy. The proposed revisions go to the very heart of the CWA Proposal and, even if the revisions resulted in an understandable proposal (which they do not), would constitute a proposal fundamentally different from the CWA Proposal as originally presented. The defects are not "minor defects that could be corrected easily" within the meaning of Section 2 of Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B").

The January 17 Letter attempts to reframe the CWA Proposal to provide (for the first time) that Verizon's Total Shareholder Return, or TSR (which continues to be incorrectly described as Verizon's "mean or median TSR") must be twice as large as an unidentified industry peer group TSR in order for long term incentive compensation to reach the maximum amount of 200% of base salary. There is nothing in the CWA Proposal as originally presented that states this principle, and the CWA Proposal most certainly does not accomplish this goal. This principle is an entirely new, and fundamentally material, aspect of the CWA Proposal.

Moreover, the recast formula set forth in the January 17 Letter fails to accomplish this goal. In the second paragraph on page 4 of the January 17 Letter, it is asserted that the defect is solved by adding the words "and dividing by half" at the end of subparagraph (3) of the CWA Proposal. This is incorrect. Proponent's counsel refers to the examples used by Verizon in the table on page 8 of the December 20 Letter, and claims that by adding the proposed new language, there would be "a range of LTIP compensation that would be capped at 200% of base salary. Table A below is the same as the table appearing on page 8 of the December 20 Letter, modified to reflect the new "dividing by half" language:

Table A

Industry Peer Group TSR	Verizon TSR	CWA Proposal Revised Formula	Calculated award as % of Maximum Target Award
15%	17%	(17/15) ÷ ½	226.67%
12%	10%	(10/12) ÷ ½	166.67%
8%	8%	(8/8) ÷ ½	200.0%

Dividing a number by half has the effect of doubling the number so that, for example, 10 divided by ½ (or 0.5) equals 20, not 5. In each instance in Table A, the resulting award would exceed 100% of the "maximum target award" provided for in subparagraph (1) of the CWA Proposal. As a result, the revised proposal is without meaning. Clearly, the attempted revisions would violate Rule 14a-8(i)(3) because "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B.

In anticipation of the possibility that the Proponent may seek to further revise the CWA Proposal by changing the "dividing by half" language to "dividing in half," we note that such revision would continue to render the CWA Proposal flawed and internally inconsistent, as shown in Table B below:

Table B

Industry Peer Group TSR	Verizon TSR	CWA Proposal Hypothetical Revised Formula	Calculated award as % of Maximum Target Award
15%	17%	(17/15) ÷ 2	56.67%
12%	10%	(10/12) ÷ 2	41.67%
8%	8%	(8/8) ÷ 2	50.0%

In Table B, where the Verizon TSR is equal to or less than the industry peer group TSR, the formula will always produce an award value, even through the CWA Proposal clearly specifies, in subparagraph (2), "that no award of long term incentive compensation shall be made or paid unless [Verizon's TSR] . . . exceeds the mean or median TSR of the Industry Peer Group . . . . "

As an alternative "fix" of the defect in the CWA Proposal, the January 17 Letter proposes to add the word "half" after the phrase "determined by dividing" in subparagraph (3) of the CWA Proposal. As shown in Table C below, this alternative suffers the same defect and results in the same percentages in the far right column, as adding the words "dividing by half" in Table A above:

Table C

One-Half of Industry Peer Group TSR	Verizon TSR	CWA Proposal Revised Formula	Calculated award as % of Maximum Target Award
15% x ½ = 7.5%	17%	17/7.5	226.67%
12% x ½ = 6%	10%	10/6	166.67%
8% x ½ = 4%	8%	8/4	200.0%

In a final effort to save the defective CWA Proposal, the Proponent's counsel suggests the alternative of deleting subparagraph (3) in its entirety. To do so would clearly result in an entirely different proposal. The CWA Proposal, as originally presented, contemplated some type of proportionate long-term bonus payment based on a formula related to Verizon's TSR and an industry peer group TSR. If, however, subparagraph (3) were to be deleted, there would be no formula and no proportionate bonuses based on relative TSRs. Instead, under subparagraphs (1) and (2) of the CWA Proposal, the maximum long term incentive award (200% of base salary) would be awarded in full if Verizon's TSR exceeded the industry peer group's TSR, and there would be no award if it did not.

II. The January 17 Letter Fails to Refute Verizon's Argument That Certain Terms Used in the CWA Proposal Are Impermissibly Vague and Indefinite and, Thus, Materially False and Misleading in Violation of Rule 14a-9

The January 17 Letter attempts to refute certain arguments made by Verizon in the December 20 Letter with respect to specific terms used in the CWA Proposal, but fails to do so. First, the Proponent's counsel attempts to excuse the CWA Proposal's failure to define "Industry Peer Group" by noting that Verizon's Human Resources Committee periodically compiles lists of comparable companies for purposes unrelated to the CWA Proposal, and then claiming that it was the intent of the CWA Proposal to piggyback on the Human Resources Committee's work in this regard. There is, however, no reference in the CWA Proposal as to how the peer group is to be determined. As a result, the CWA Proposal gives shareholders no way to determine what "Industry Peer Group" means or how the term would be applied by Verizon if the CWA Proposal were adopted.

Next, the Proponent's counsel argues that the term "relevant period of time" is clearly identified in the CWA Proposal, solely by virtue of the fact that Verizon uses specified time periods in connection with certain compensation decisions. This "explanation" would not be at all evident to shareholders in voting on the CWA Proposal. In addition, the January 17 Letter states that the CWA Proposal is intended to "allow...the Human Resources Committee...to continue to exercise its discretion." However, the CWA Proposal states no such thing.

Finally, the January 17 Letter claims that the Human Resources Committee may choose whether the "mean or median" TSR of the Industry Peer Group is chosen in implementing the CWA Proposal. However, the CWA Proposal contains no reference to the Human Resources Committee's discretion in this area, and shareholders voting on the CWA Proposal cannot be expected to know whether mean or median will be used, or how such a decision would be made. All three arguments made by the Proponent's counsel in this area rely entirely on the Proponent's own interpretations of key phrases that are not identified or explained in the CWA Proposal and would be unknown to shareholders voting on the CWA Proposal.

III. The January 17 Letter Fails to Refute the Substantial Authority Cited in the December 20 Letter in Support of the Position that the CWA Proposal Substantially Duplicates a Proposal Previously Submitted by Another Shareholder.

The January 17 Letter fails to refute the numerous authorities cited by Verizon in the December 20 Letter that support exclusion of the CWA Proposal from its 2008 proxy materials on the basis that it substantially duplicates a proposal previously received from another shareholder (the "Davis Proposal"). Without any support or justification, Proponent's counsel dismisses as "inapplicable" a standard that has long been used by the Staff in analyzing whether proposals are substantially duplicative (namely, whether the "principal thrust or focus" of the proposals is the same) and replaces it with a standard of his own making (namely, whether there is "identity or overlap in the subject matter or proposed remedies of the proposals"). He then reaches the unfounded conclusion that Verizon's reliance on the authorities cited in the December 20 Letter is misplaced because those letters actually support this new standard and not the "principal thrust or focus" analysis used by Verizon.

As discussed in Section II.A. of the December 20 Letter, the Staff has consistently taken the position that proposals do not have to be identical in their terms or scope to be excluded under Rule 14a-8(i)(11). Rather, the Staff has considered whether the "principal thrust or focus" of the proposals is the same. For example, in *Pacific Gas & Electric Company* (February 1, 1993), cited in the December 20 Letter, the Staff specifically referred to the "principal thrust" and "principal focus" of the subject proposals in explaining its analysis under predecessor Rule 14a-8(c)(11). By contrast, the "identity or overlap in subject matter or remedies" argument put forth by the Proponent's counsel finds no support in the cited authorities.

In his purported refutation of Verizon's use of the authorities cited in the December 20 Letter, the Proponent's counsel mischaracterizes the proposals at issue by minimizing the actual differences between proposals that the Staff has found to be substantially duplicative. For example, in discussing *Abbott Laboratories* (February 4, 2004), he describes a proposal urging the adoption of a compensation program requiring (1) performance measures for all components of executive compensation,(2) caps on the chief executive officer's salary, as well as the annual bonuses and equity grants for executive officers, (3) equity grants of restricted shares with at least a three year vesting requirement as opposed to stock options and (4) all shares awarded to be held for the duration of employment as simply "a proposal to replace stock options" in order to make the case that there is "identity" in the subject matter and proposed remedy of that proposal and a proposal seeking adoption of a policy prohibiting future stock options grants to e proposals. Likewise, he completely mischaracterizes the proposals in *Verizon Communications Inc.* (February 20, 2007), claiming that they both requested that long term equity compensation be performance-based. In fact, only one of the proposals in *Verizon* requested performance- based compensation; the prior proposal requested a policy prohibiting the issuance of stock options. If the Staff were to apply the standard manufactured by Proponent's counsel to both of these cases, as accurately described, in the same manner that the Proponent's counsel claims it is applicable to the CWA and Davis Proposals, the Staff would have to reverse its previous findings. While it seems perfectly reasonable to examine whether subject matters or proposed remedies overlap in determining whether two proposals are substantially duplicative, the narrow interpretation of what constitutes "overlap" advocated by the Proponent's counsel is not consistent with the cited authorities.

The Proponent's counsel also makes the puzzling claim that the Verizon Board's response statement in its 2007 proxy statement to a proposal similar to the Davis Proposal serves as "confirmation" of a "stark dichotomy" between the Davis Proposal and the CWA Proposal. The Davis Proposal is not a "chimera." Even though the Human Resources Committee of the Board has not granted stock options in recent years and has no current plans to do so, under Verizon's Long Term Incentive Plan the Committee has had and continues to have the ability to award stock options. The Board's response statement has no relevance whatsoever to the analysis of whether under Rule 14a-8(i)(11) the CWA Proposal, which seeks to place limits on awards made by the Board under Verizon's Long-Term Incentive Plan substantially duplicates the Davis Proposal, which also seeks to place limits on awards made by the Board under the same Plan. Verizon does not dispute that the CWA Proposal differs in scope from the Davis Proposal in how it seeks to limit the incentive compensation awarded to Verizon executives, but the subject matter of the Proposals does overlap because they have the same principal thrust or focus: imposing limits on incentive compensation.

IV. Conclusion

For the reasons set forth in above and in the December 20 Letter, Verizon continues to believe that the CWA Proposal may be omitted from the 2008 proxy materials pursuant to Rule 14a-8(i)(3) and Rule 14a-8(i)(11), and requests the Staff's concurrence with its views. Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope. If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Mr. Tony Daley
Research Economist
Communications Workers of America
501 3rd Street, N.W.
Washington, D.C. 20001

Frederick B. Wade, Esq.
Suite 740
122 West Washington Avenue
Madison, Wisconsin 53703

Frederick B. Wade

ATTORNEY AT LAW

FAX (608) 255-3358

SUITE 740
122 WEST WASHINGTON AVENUE
MADISON, WISCONSIN 53703

Phone (608) 255-5111

January 31, 2008

By Express Mail and Electronic
Mail (cfletters@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request of Verizon for a No-Action Letter With Respect to the Shareholder Proposal of the Communications Workers of America General Fund

Ladies and Gentlemen:

I. Introduction

This letter is submitted in further response to the claim of Verizon Communications Inc. ("Verizon"), by letters dated December 20, 2007, and January 28, 2008, that it may exclude the shareholder proposal of the Communications Workers of America General Fund ("the Fund")from its 2008 proxy materials under Commission Rules 14a-8(i)(3) and 14a-8(i)(11). The Proposal asks "that the Board of Directors take the steps necessary to adopt a new policy for the compensation of the senior executives named in the proxy statement.

II. If the Staff Will Permit Revision of the Proposal, the Proponent Accepts the Revision Suggested by Verizon

If the Staff concurs that the Proposal may be revised in accord with its "long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal" (<u>see</u> Staff Legal Bulletin 14B issued Sept. 15, 2004), the Proponent hereby agrees to the terminology suggested by Verizon in its most recent letter. With that revision added at the end of the Proposal, as reflected in the underlined text below, revised Proposal for new incentive compensation policies would read as follows:

> (1) that maximum target awards shall not exceed 100% of base salary for short term incentive compensation and 200% of base salary for long term incentive compensation;
>
> (2) that no award of long term incentive compensation shall be made or paid unless the Company's Total Shareholder Return ("TSR"), defined as change in share price plus dividends reinvested, exceeds the mean or median TSR of the Industry Peer Group selected for the relevant period of time; and
>
> (3) that all long term incentive awards shall be computed as a percentage of the maximum target award, with the percentage determined by dividing the mean or median TSR of the Industry Peer group into the mean or median TSR of the Company for the relevant period of time, <u>and dividing in half</u>."

With this change, the formula set forth in subparagraph 3 of the Proposal would operate in the manner reflected in Table B of Verizon's January 28 letter.

III. If the Revision is Permitted, There Would Be No Merit to Verizon's Remaining Claims About the Formula

Verizon proceeds to claim (p. 3) that the Proposal would still be "flawed and internally consistent" if the change is permitted, because "the formula will always produce an award value." However, there is no merit to this claim, because there is no basis for Verizon's unfounded assumption that the computation of an award value is somehow "inconsistent" with the criteria in the remainder of the Proposal.

The Proposal makes clear, in plain English, that an "award value" does not qualify for payment, unless: (1) "the Company's Total Shareholder Return ("TSR") . . . exceeds the mean or median TSR of the Industry Peer Group"; and (2) the resulting award would "not exceed . . . 200% of base salary . . . ." Thus, in the three examples presented in Verizon's Table B, the "award value" of 56.67% of the Maximum Target Award would yield a payment of 112.34% of base salary, the "award value" of 41.67% of the Maximum Target Award would yield no payment at all (because Verizon's TSR did not exceed that of the Industry Peer Group), and the "award value" of 50.0% of the Maximum Target Award would yield a payment of 100% of base salary (because Verizon's TSR equaled that of the Industry Peer Group). That is precisely how the formula was intended to operate.

IV. There Is No Merit to Verizon's Argument that Certain Terms Are Impermissibly Vague and Indefinite

There is no merit to Verizon's argument that certain terms are impermissibly vague and indefinite (see pp. 4-5). This argument ignores the fundamental rule that words are to be given their plain meaning "in the context used." See e.g. Buse v. Smith, 74 Wis.2d 550, 568; 247 N.W.2d 141, 149 (1976).

The context of the Proposal consists of eight pages of disclosures that Verizon itself has made with respect to executive compensation in its 2007 proxy statement (see 2007 proxy statement, pp. 23-30). Moreover, it appears that Verizon will make comparable disclosures in its 2008 proxy statement, which would appear in close proximity to the Proposal if Verizon's request for a no-action letter is denied.

In this context, "Industry Peer Group" is Verizon's own term for describing a certain group of companies that the Human Resources Committee selects and uses as part of the process by which it determines incentive compensation. (see 2007 proxy statement, pp. 24-30). It is a term used on seven different pages of the "Compensation Committee's Report." Id. Moreover, there is nothing in the Proposal that warrants Verizon's unfounded assumption that the term might mean anything other than what Verizon itself has said about the

"Industry Peer Group" in that Report. Accordingly, if there is any merit in Verizon's claim that shareholders would have "no way to determine what 'Industry Peer Group' means or how the term would be applied by Verizon," that is a fault of inadequate disclosure in Verizon's proxy statement, and not a fault of the Proposal.

Verizon also ignores the fundamental rule that words are to be given their plain meaning "in the context used," when it contends that references to the "relevant period of time" are impermissibly vague and indefinite. In this context, the 2007 proxy statement makes clear that there are two "relevant periods of time" that are basic parameters of its Long Term Incentive Plan ("LTIP"): (1) the first year of a three year performance cycle when a tentative award of incentive pay is made subject to performance over the remainder of the cycle; and (2) the last year of the cycle, when a separate decision is made "to determine whether any increase is appropriate upon payout" (see 2007 proxy statement, pp. 24; see pp. 28-30). Verizon's argument seems to assume that the Proposal will be read by Martians who have never seen a Verizon proxy statement, rather than by shareholders who have had, and will have, access to all of the disclosures that Verizon has made about the structure and operation of its LTIP in its proxy statements.

Finally, there is no merit to Verizon's claim that shareholders cannot "know whether the mean or median will be used [to compute incentive compensation], or how such a decision would be made." First, the Proposal gives Verizon discretion, on its face, to choose either the "mean or median" TSR of the Industry Peer Group as the appropriate benchmark. Second, Verizon's 2007 proxy statement makes clear that the Human Resources Committee makes all of the decisions with respect to incentive compensation "for the senior management group," except that CEO compensation must be recommended by the Committee and approved by "the independent members of the Board" (see 2007 proxy statement, p. 24). The proxy statement also provides three pages of disclosure with respect to how the Committee engages in "compensation decision-making" (see 2007 proxy statement, pp. 24-26).

IV. There Is No Merit to Verizon's Remaining Argument that the Proposal is "Substantially Duplicative"

Rule 14a-8(i)(11) permits a registrant to omit a shareholder proposal from its proxy materials if it "substantially duplicates a proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the meeting" (emphasis added). The adopting release for the predecessor provision makes clear that "the purpose" is "to eliminate the possibility of shareholders having to consider two or more substantially identical proposals" (emphasis added). See Securities Exchange Act Release No. 34-12999 (1976).

As pointed out in my previous letter, dated January 17, 2008, "[t]here is a clear and distinct dichotomy" between the instant Proposal, which calls for new criteria to be established for future awards of incentive compensation, and the Davis proposal, which seeks to prohibit the issuance or repricing of options, and nothing more. They are neither "substantially duplicative" nor "substantially identical." Even if one uses the terminology of Verizon's argument, it is evident that the "principal thrust" of the instant Proposal is different from the "principal focus" of the Davis proposal (See Pacific Gas & Electric (Feb. 1, 1993).

This point is underlined by the Board's response to the Davis proposal in Verizon's 2007 proxy statement, which says "the Human Resources Committee of the Board of Directors **has not granted any stock options since 2004 and has no plans to grant stock options in 2007 or in the future"** (emphasis added). Under these circumstances, there is no basis for Verizon's assumption that the instant Proposal has any "thrust" or "focus" whatsoever with respect to stock options, much less a "principal" focus or thrust.

Accordingly, we submit that it is frivolous for Verizon to contend that the two proposals are "substantially duplicative" within the meaning of the rule, merely because, at the highest level of abstraction, both proposals could be characterized as "imposing limits on incentive compensation." The argument is a bit like saying that a car dealer may fulfil a contract to deliver a new Cadillac Escalade by giving the buyer a Chevrolet economy car, on the theory that the "principal thrust or focus" of both vehicles is transportation on roads

Finally, Verizon persists in its misleading claim that the applicable test is whether "the principal thrust or focus of the proposals is the same" (See p. 3 of December 20 letter and pp. 5-6 of the January 28 letter). As noted above, that is not the test that the Commission articulated in the text of the Rule and the adopting release.

In this context, Verizon's reliance on Pacific Gas & Electric (Feb. 1, 1993) as authority for the alleged test is misplaced. That no-action letter determined that a proposal was not "substantially duplicative" of another, within the meaning of Rule, because the "principal thrust" of one proposal was, as here, starkly different from the "principal focus" of the other. It was an application of the Rule's legal test to particular facts, and not the promulgation of a new and different test. In fact, there does not appear to be any "authority" for Verizon's argument that the Staff has actually adopted, or even used, the alleged "principal thrust or focus" test in the 14 years since Pacific Gas & Electric was decided, or for the proposition that the broader and more liberal words of the alleged test may be substituted for the more narrow and restrictive test that is set forth in the text of the Rule.

V. Conclusion

For the reasons set forth above, the Fund respectfully maintains that the request for a no-action letter should be denied. I have enclosed six copies of this letter for the staff, and am sending copies to counsel for the company and the proponent.

Sincerely,

Frederick B. Wade

Frederick B. Wade
Counsel for the Proponent

c. Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.

Frederick B. Wade
ATTORNEY AT LAW

FAX (608) 255-3358 | SUITE 740
122 WEST WASHINGTON AVENUE
MADISON, WISCONSIN 53703 | Phone (608) 255-5111

February 8, 2008

By Express Mail and Electronic
Mail (cfletters@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request of Verizon for a No-Action Letter With Respect to the Shareholder Proposal of the Communications Workers of America General Fund

Ladies and Gentlemen:

I. Introduction

This letter is submitted in further response to the claim of Verizon Communications Inc. ("Verizon"), by letters dated December 20, 2007, January 28, 2008, and February 6, 2008, that it may exclude the shareholder proposal of the Communications Workers of America General Fund ("the Fund") from its 2008 proxy materials under Commission Rules 14a-8(i)(3) and 14a-8(i)(11). It supplements my prior letters on behalf of the proponent dated January 17, 2008, and January 31, 2008. The Proposal, as set forth on page two of this letter, asks "that the Board of Directors take the steps necessary to adopt a new policy for the compensation of the senior executives named in the proxy statement."

II. Threshold Issue: Will the Staff Permit the Proponent to Correct a Defect in Subparagraph 3 of the Proposal?

My initial letter, dated January 17, 2008, acknowledged that the formula set forth in paragraph 3 of the Proposal should have contained additional language that would effectively halve the amount of the proposed computation that would be used in determining incentive pay for senior executives. Despite Verizon's continued quibbles about the appropriate language to accomplish that end, we submit that the intent of the proponent was, and is, clear.

Accordingly, my letter of January 17 posed a threshold issue of whether the Staff would permit the proponent to correct the defect in accord with its "long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal" (see Staff Legal Bulletin 14B issued Sept. 15, 2004). In addition, rather than quibble about Verizon's distinction between "divided by half" and "divided in half," my letter of January 31 accepted Verizon's suggestion that "divided in half" would better express the concept. Accordingly, the first question for the Staff is whether it will permit a revision of the Proposal, to add the underlined text set forth below, so that the revised Proposal would read as follows with respect to new criteria for future awards of short and long term incentive compensation:

> (1) that maximum target awards shall not exceed 100% of base salary for short term incentive compensation and 200% of base salary for long term incentive compensation;
>
> (2) that no award of long term incentive compensation shall be made or paid unless the Company's Total Shareholder Return ("TSR"), defined as change in share price plus dividends reinvested, exceeds the mean or median TSR of the Industry Peer Group selected for the relevant period of time; and
>
> (3) that all long term incentive awards shall be computed as a percentage of the maximum target award, with the percentage determined by dividing the mean or median TSR of the Industry Peer group into the mean or median TSR of the Company for the relevant period of time, and dividing in half."

If this change is permitted, the formula set forth in subparagraph 3 of the Proposal would operate in the manner reflected in Table B of Verizon's January 28 letter. In our view, the Proposal would be both clear and workable, and without any material defect that would warrant omission of the Proposal under Rules 14a-8(i)(3) and 14a-9.

III. Assuming that the Revision is Permitted, There Is No Merit to Verizon's Remaining Claims

Verizon continues to maintain (p. 2) that the Proposal would be "internally consistent," even if the revision is permitted, because the formula will always produce an award value "even where the Verizon TSR is equal to or less than the industry peer group TSR." However, as noted in my letter of January 31, "there is no basis for Verizon's unfounded assumption that the computation of an award value is somehow 'inconsistent' with the criteria in the remainder of the Proposal," which impose a minimum TSR for the making of any payment, and two maximums to cap payouts at prescribed multiples of base salary.

In this context, my letter of January 31 contains an error on page 3 where I referred to the computations in Table B of Verizon's letter of January 28 as illustrations of how the Proposal would work in practice. I incorrectly stated that "the 'award value" of 50% of the Maximum Target Award would yield a payment of 100% of base salary (because Verizon's TSR equaled that of the Industry Peer Group)."

In its letter of February 6, 2008, Verizon points out that the Proposal "explicitly requires that there be no long-term incentive compensation unless Verizon's TSR <u>exceeds</u> the industry peer group TSR." However, rather than accept that fact that the formula was intended to operate within the parameters set by the criteria that impose a minimum TSR for the making of any payment, and two maximums to cap payouts, Verizon proceeds to quibble that the error suggests that subparagraph 3 may, at "times," override the minimum TSR for a payout that is prescribed by subparagraph 2. The argument has no substance.

Verizon goes on to quibble about the use of the term "award value" in my letter of January 31, while ignoring the fact that "award value" is the term that Verizon used at page 3 of its letter of January 28 letter, as the basis of its unfounded argument that the Proposal is "flawed and internally inconsistent." It is a term I used in rebuttal of Verizon's flawed argument on the basis of that term, and has nothing to do with either the text or the intent of the Proposal.

IV. There Is No Merit to Verizon's Remaining Argument that the Proposal is "Substantially Duplicative"

Finally, despite taking nearly a week to respond to my letter of January 31, Verizon's new letter does not attempt to rebut any of the points made in that letter concerning its claim that the Proposal is "substantially duplicative" of another proposal within the meaning of Rule 14a-8(i)(11). First, there is no attempt to rebut the argument of the Proponent that "it is frivolous for Verizon to contend that the two proposals are 'substantially duplicative,'" because it is clear that the instant Proposal has no "thrust" or "focus" whatsoever with respect to stock options, much less a "principal" focus or thrust, as Verizon contends. In this context, there is nothing in the either the text of the Proposal, or in the Supporting Statement, which reflects any concern on the part of the Proponent with respect to the subject of stock options. Moreover, there is no reason for the Proponent to have any focus or concern about stock options, because "the Human Resources Committee of the Board of Directors **has not granted any stock options since 2004 and has no plans to grant stock options in 2007 or in the future**" (see Verizon's 2007 proxy statement, response of the Board to the Davis proposal).

In addition, Verizon most recent letter does not attempt to rebut the Proponent's argument that it is "misleading" for Verizon to contend "that the applicable test is whether 'the principal thrust or focus of the proposals is the same,'" as the Company claims at p. 3 of its December 20 letter, and at pp. 5-6 of its January 28 letter. In this context, my letter of January 31, 2008, first distinguished Pacific Gas & Electric (Feb. 1, 1993), and then stated that "there does not appear to be any 'authority' for Verizon's argument that the Staff has adopted, or even used, the alleged 'principal thrust or focus' test in the 14 years since Pacific Gas & Electric was decided." While Verizon has cited no-action letters in cases where corporate lawyers presented arguments to the Staff in terms of an alleged "principal thrust or focus" test, the mere fact that lawyers presented such arguments does not mean that such a test was ever adopted by the Commission or the Staff.

V. Conclusion

For the reasons set forth above, the Fund respectfully maintains that the request for a no-action letter should be denied. I have enclosed six copies of this letter for the staff, and am sending copies to counsel for the company and the proponent.

Sincerely,

Frederick B. Wade

Frederick B. Wade
Counsel for the Proponent

c. Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.

Mary Louise Weber
Assistant General Counsel

verizon

Verizon Communications Inc.
One Verizon Way, VC54S440
Basking Ridge, New Jersey 07920
Phone 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

February 6, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. Supplement to Letters Dated December 20, 2007 and January 28, 2008 Relating to Shareholder Proposal of the Communications Workers of America General Fund

Ladies and Gentlemen:

I refer to my letters dated December 20, 2007 (the "December 20 Letter") and January 28, 2008 (the "January 28 Letter"), pursuant to which Verizon Communications Inc. ("Verizon") requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with Verizon's view that the shareholder proposal and supporting statement (collectively, the "CWA Proposal") submitted by the Communications Workers of America General Fund (the "Proponent") may properly be omitted from the proxy materials to be distributed by Verizon in connection with its 2008 annual meeting of shareholders (the "2008 proxy materials"). The January 28 Letter was in response to a letter to the Staff dated January 17, 2008 (the "January 17 Letter") from the Proponent's counsel, Frederick B. Wade, and this letter is in response to a letter to the Staff from Mr. Wade dated January 31, 2008 (the "January 31 Letter"). In accordance with Rule 14a-8(j), a copy of this letter is also being sent to the Proponent and the Proponent's counsel.

I. The January 31 Letter Constitutes Yet Another Attempt by the Proponent to Fundamentally and Materially Change the CWA Proposal and, Even With the Additional Changes, the CWA Proposal Remains Materially False and Misleading in Violation of Rule 14a-9.

The January 31 Letter is yet another attempt by the Proponent to fundamentally and materially alter the CWA Proposal in an ongoing effort to cure the many defects that render the CWA Proposal vague, indefinite and internally inconsistent. Despite these repeated efforts, the CWA Proposal remains materially false and misleading in violation of Rule 14a-9.

Once again, the Proponent's counsel mistakenly asserts that the pervasive defects in the CWA Proposal are "minor defects that could be corrected easily" within the meaning of Section 2 of Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004). The defects are far from minor and, in fact, are integral to the entire CWA Proposal. This is evidenced by the fact that the Proponent has now tried three times to craft an understandable and workable proposal and has failed each time. The Proponent should not be permitted to have unlimited bites at the apple in order to cure an inherently defective proposal.

As anticipated in the January 28 Letter (see the text above Table B on page 3 of the January 28 Letter), the Proponent now seeks to substitute the language "dividing in half," in place of "dividing by half," at the end of subparagraph (3) of the CWA Proposal. The proposed new wording constitutes a material change from the prior versions of the CWA Proposal. With the latest changes, subparagraph (3) for the first time would cut in half the awards made under the formula contained in the CWA Proposal.

The Proponent's counsel incorrectly asserts that Verizon, in the January 28 Letter, "suggested" terminology to fix the CWA Proposal, and that Proponent now "agrees" to Verizon's terminology. Verizon, of course, did no such thing. The January 28 Letter simply predicted the next round of material revisions likely to be proposed by the Proponent and identified the flaws in such revisions.

As shown in Table B on page 3 of the January 28 Letter, the Proponent's latest revision results in long-term incentive compensation even where the Verizon TSR is equal to or less than the industry peer group TSR. This is in direct and irreconcilable conflict with subparagraph (2) of the CWA Proposal, which continues to clearly state there is to be <u>no</u> award of long-term incentive compensation unless Verizon's TSR <u>exceeds</u> the industry peer group TSR.

The January 31 Letter seeks to explain away this fundamental inconsistency by insisting that in such circumstance subparagraph (2) of the CWA Proposal should prevail over subparagraph (3) of the CWA Proposal. There is nothing in the CWA Proposal that in any way suggests that this is the case. Moreover, the January 31 Letter asserts that an award of 100% of base salary would be granted if Verizon's TSR is <u>equal</u> to the TSR of the industry peer group. This interpretation again directly conflicts with subparagraph (2) of the CWA Proposal which explicitly requires that there be no long-term incentive compensation unless Verizon's TSR <u>exceeds</u> the industry peer group TSR.

Having created an internally inconsistent formula which simply does not work, the Proponent appears to be arguing that shareholders voting on the CWA Proposal will somehow glean that sometimes subparagraph (2) prevails over an inconsistent subparagraph (3), and other times subparagraph (3) prevails over an inconsistent subparagraph (2). Remarkably, the Proponent's counsel concludes the discussion in the January 31 Letter by asserting "[t]hat is precisely how the formula was intended to operate."

Finally, the January 31 Letter states that " [t]he Proposal makes clear, in plain English, that an "award value" does not qualify for payment, unless: (1) "the Company's Total Shareholder Return ("TSR") . . . exceeds the mean or median TSR of the Industry Peer Group"; and (2) the resulting award would "not exceed . . 200% of base salary." However, the CWA Proposal does not contain the words "award value," nor does the CWA Proposal in any way suggest that the formula only produces a potential "award value" that is ultimately determined by the Proposal's other requirements.

II. Other Arguments

The January 31 Letter also attempts to refute Verizon's arguments that the CWA Proposal may be omitted from the 2008 proxy materials because (i) certain terms used in the CWA Proposal are impermissibly vague and indefinite and, thus, materially false and misleading in violation of Rule 14a-9 and (ii) the CWA Proposal substantially duplicates a proposal previously submitted by another shareholder. Verizon disagrees with the arguments contained in the January 31 Letter and refers the Staff to the arguments made and authority cited on pages 4-7 of the January 28 Letter and pages 3-8 of the December 20 Letter.

III. Conclusion

For the reasons set forth in above and in the December 20 Letter and the January 28 Letter, Verizon continues to believe that the CWA Proposal may be omitted from the 2008 proxy materials pursuant to Rule 14a-8(i)(3) and Rule 14a-8(i)(11), and requests the Staff's concurrence with its views. Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope. If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Mr. Tony Daley
Research Economist
Communications Workers of America
501 3rd Street, N.W.
Washington, D.C. 20001

Frederick B. Wade, Esq.
Suite 740
122 West Washington Avenue
Madison, Wisconsin 53703

Mary Louise Weber
Assistant General Counsel

verizon

Verizon Communications Inc.
One Verizon Way, VC54S440
Basking Ridge, New Jersey 07920
Phone 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

February 12, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc.
Supplement to Letters Dated December 20, 2007, January 28, 2008 and February 6, 2008 Relating to Shareholder Proposal of the Communications Workers of America General Fund

Ladies and Gentlemen:

I refer to my letters dated December 20, 2007 (the "December 20 Letter"), January 28, 2008 (the "January 28 Letter") and February 6, 2008 (the "February 6 Letter"), pursuant to which Verizon Communications Inc. ("Verizon") requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with Verizon's view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by the Communications Workers of America General Fund (the "Proponent") may properly be omitted from the proxy materials to be distributed by Verizon in connection with its 2008 annual meeting of shareholders (the "2008 proxy materials"). The January 28 Letter was in response to a letter to the Staff dated January 17, 2008 (the "January 17 Letter") from the Proponent's counsel, Frederick B. Wade; the February 6 Letter was in response to a letter to the Staff dated January 31, 2008 (the "January 31 Letter") from Mr. Wade; and this letter is in response to a letter to the Staff dated February 8, 2008 (the "February 8 Letter") from Mr. Wade. In accordance with Rule 14a-8(j), a copy of this letter is also being sent to the Proponent and the Proponent's counsel.

The February 8 Letter is the Proponent's third attempt to re-write and re-interpret the Proposal in a manner that materially and fundamentally alters it. If the defects, inconsistencies and ambiguities had been "minor defects that could be corrected easily" with the meaning of Section 2 of Division of Corporation

Finance: Staff Legal Bulletin 14B (September 15, 2004) ("SLB No. 14"), the Proponent and its counsel would have corrected the defects many weeks ago. Instead, each new iteration of the Proposal and each new attempt at interpretation serves to confirm that the Proposal is vague and indefinite and, thus, materially false and misleading in violation of Rule 14a-9.

The Proponent's counsel's numerous letters demonstrate the difficulty in understanding and interpreting the Proposal. In the January 17 Letter, he acknowledges that "Verizon's argument... has revealed a defect in the formula that is prescribed by paragraph 3 of the Proposal." In the January 31 Letter, he acknowledges that language he previously proposed in an effort to "fix" one of the defects did not achieve that goal, and he revises the language again. In the February 8 Letter, he acknowledges that "my letter of January 31 contains an error on page 3 where I referred to the computations in Table B of Verizon's letter of January 28 as illustrations of how the Proposal would work in practice." In attempting once again to explain how the Proposal works, the February 8 letter states: "...the formula was intended to operate within the parameters set by the criteria that impose a minimum TSR for the making of any payment and two maximums to cap payments..."

Clearly, this is a situation where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal nor the company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty what actions or measures the proposal requires." SLB No. 14.

It is precisely because the Proposal, in all its iterations, is so confusing, internally inconsistent and misleading that the Proponent's counsel, despite four bites at the apple, has been unable to craft and correct a proposal which would be understandable to shareholders and to Verizon.

In the February 8 Letter, Proponent's counsel again incorrectly asserts, as he did in the January 31 Letter, that the Proponent has adopted language "suggested" by Verizon. Again, Verizon emphasizes that it did no such thing. In the January 28 Letter, Verizon simply predicted the next round of material revisions to be proposed by the Proponent and identified the flaws in such revisions. Now, two letters later, the Proponent's counsel says with additional changes "the Proposal would operate in the manner reflected in Table B of Verizon's January 28 Letter." He ignores the fact that Table B of the January 28 Letter clearly demonstrates the internal inconsistency of the Proposal.

For the reasons set forth above and in the December 20 Letter, the January 28 Letter and the February 6 Letter, Verizon continues to believe that the Proposal may be omitted from the 2008 proxy materials pursuant to Rule 14a-8(i)(3) and Rule 14a-8(i)(11), and requests the Staff's concurrence with its views. Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope. If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures

cc: Mr. Tony Daley
Research Economist
Communications Workers of America
501 3rd Street, N.W.
Washington, D.C. 20001

Frederick B. Wade, Esq.
Suite 740
122 West Washington Avenue
Madison, Wisconsin 53703

Frederick B. Wade
ATTORNEY AT LAW

FAX (608) 255-3358
SUITE 740
122 WEST WASHINGTON AVENUE
MADISON, WISCONSIN 53703
Phone (608) 255-5111

February 15, 2008

By Express Mail and Electronic
Mail (cfletters@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request of Verizon for a No-Action Letter With Respect to the Shareholder Proposal of the Communications Workers of America General Fund

Ladies and Gentlemen:

I. Introduction

This letter is submitted in response to a letter from Verizon Communications Inc. ("Verizon"), which I received earlier today. The Company continues to maintain that it may exclude the shareholder proposal of the Communications Workers of America General Fund ("the Fund") from its 2008 proxy materials under Commission Rules 14a-8(i)(3) and 14a-8(i)(11).

Verizon's most recent letter supplements prior Company letters dated December 20, 2007, January 28, 2008, and February 6, 2008. This response supplements my prior letters on behalf of the Proponent dated January 17, 2008, January 31, 2008 and February 8, 2008.

The Proposal, as set forth on page two of the February 8 letter, asks "that the Board of Directors take the steps necessary to adopt a new policy for the compensation of the senior executives named in the proxy statement." The key question is whether the Staff will permit the proponent to correct a defect in the Proposal in accord with Staff Legal Bulletin 14 ("SLB 14"), which was issued July 13, 2001.

II. Verizon's Most Recent Letter Has Failed to Identify Any Defect in the Proposed Revision of the Proposal That Is Sought In Accord With SLB 14.

The false and misleading allegations in Verizon's most recent letter demand this further response. In particular, Verizon makes false and misleading claims (pp. 1-2) that the Proponent has engaged in three "attempt[s] to rewrite and reinterpret the Proposal in a manner that fundamentally alters it," and "has been unable to craft" a viable proposal "despite four bites at the apple."

Contrary to these false and misleading claims, we submit that the intent of the Proponent was clear at the outset, despite Verizon's efforts to belabor and obfuscate the key issue. The Proposal was designed to establish a formula for awards of incentive pay to senior executives in subparagraph 3 that would operate within the parameters set by subparagraph 2 of the Proposal (which imposes a minimum TSR for the making of any incentive payments), and subparagraph 1 of the Proposal (which caps the total amount of incentive payments at 100% of base salary for short term incentive compensation and 200% of base salary for long term incentive compensation). While there is a defect in the formula as originally Proposed, which was acknowledged in my initial letter of January 17, that sole defect could be corrected in accord with SLB 14 simply by adding the words, "**and dividing in half**," at the end of the Proposal (see page two of my letter of February 8, 2008).

Although the "dividing in half" language appeared first in Verizon's letter of January 28, and was accepted in my second letter of January 31 in an effort to avoid burdening the Staff with a quibble about the difference between "dividing in half" and "dividing by half," the Company denies that the language was "suggested" by Verizon, as if that was an issue. However, who first "suggested" that language is immaterial. The significant point is the fact, which Verizon does not deny, that the addition of "**and dividing in half**" would serve to correct the only defect of any significance in the Proposal as it was initially submitted.

Rather than concede that the addition of those four words would carry out the original intent of the Proponent, Verizon falsely maintains that the Proponent has attempted to "re-write" the Proposal on four different occasions. In this regard, Company counsel appears to count an "error" in argumentation on my part, which I acknowledged in my letter of February 8, as an additional "re-write" of the Proposal. However, my error, which overlooked a plain and unambiguous requirement of the Proposal as submitted, did not in fact reflect any defect or ambiguity in the text of the Proposal. Nor did the correction of my misstatement in any way constitute a "re-write" of the Proposal.

Contrary to the false claims of the Company, it has been evident since my second letter, dated January 31, 2008, that the sole defect in the Proposal could be corrected in accord with SLB 14 by adding the four words, **"and dividing in half,"** at the end of the submitted text. Yet, Verizon has continued to quibble and obfuscate in a desperate attempt to exclude this Proposal from its 2008 proxy statement.

In our view, the real issue for Verizon is the fact, as stated in the Supporting Statement, that "the explanation of incentive pay in the [Company's] 2007 proxy statement is virtually impossible to understand." It consists of 8 pages of dense and jargon-filled discussion <u>about</u> compensation decision-making and various factors that were considered, but does not communicate <u>how</u> and <u>why</u> it was decided that the amount of incentive pay ought to range up to nine times base salary and sometimes even more.

The end result of the 2007 Compensation Discussion and Analysis is similar, as the Supporting Statement points out, to the statement of a character in *Death of a Salesman*. That character explained how he became wealthy by saying: "I walked into the jungle, and when I . . . walked out . . . by God, I was rich."

In other words, the "explanation" in the 2007 Verizon proxy statement is no explanation at all. We believe that the real reason for the Company's rather desperate effort to quibble and obfuscate is the fact that this Proposal, if revised in accord with SLB 14B, would make that point in a clear and succinct manner.

III. Conclusion

For the reasons set forth above, and in my prior letters, the Fund respectfully maintains that the request for a no-action letter should be denied. I have enclosed six copies of this letter for the staff, and am sending copies to counsel for the company and the proponent.

Sincerely,

Frederick B. Wade

Frederick B. Wade
Counsel for the Proponent

c. Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 21, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 20, 2007

The proposal requests that the board take the necessary steps to adopt a new policy for the compensation of senior executives which would incorporate criteria specified in the proposal for future awards of short and long term incentive compensation.

There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(i)(3). Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Verizon relies.

Sincerely,

John R. Fieldsend
Attorney-Adviser

END